UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Eric Chan
CITIC Capital Holdings Limited
28/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong
Tel: 852-3710-6889
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS 2019B Cayman Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☒
(B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement (as defined below).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL CHINA PARTNERS IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☒
(B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CCP IV GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☒
(B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☒
(B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☒
(B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

CUSIP No. G21515104

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 18, 2018, as previously amended (the “Schedule 13D”), by 2019B Cayman Limited (“2019B Cayman”), CITIC Capital China Partners IV, L.P., a Cayman Islands exempted limited partnership (“CCCP IV”), CCP IV GP Ltd., a company organized under the laws of the Cayman Islands (“CCP IV GP”), CITIC Capital Partners Limited, a company organized under the laws of the Cayman Islands (“CCPL”) and CITIC Capital Holdings Limited, a Hong Kong corporation (“CCHL”) (collectively, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

On November 19, 2020, the Issuer publicly announced that it had entered into an agreement and plan of merger, dated as of November 19, 2020 (the “Merger Agreement”), among the Issuer, CBPO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and CBPO Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive $120.00 per Ordinary Share in cash without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares owned by the Issuer or any of its subsidiaries, which will be cancelled without payment of any consideration therefor, (b) Ordinary Shares owned by Parent or any of its subsidiaries, including, for the avoidance of doubt, the Ordinary Shares contributed by the Rollover Securityholders (as defined below) to Parent pursuant to the terms and conditions of the Support Agreement (as defined below), which at Parent’s discretion, with notice by Parent to the Issuer no later than the Effective Time (as defined in the Merger Agreement), will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the Ordinary Shares will no longer be listed on the NASDAQ Global Select Market, the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated, and the Issuer will be privately held by the members of the Buyer Consortium.

The Buyer Consortium anticipates that approximately $1.56 billion is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Ordinary Shares not owned by members of the Buyer Consortium and their respective affiliates at a purchase price of $120.00 per Ordinary Share, and (ii) settle outstanding options, restricted share awards and restricted share unit awards of the Issuer in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement, including the Merger (the “Transactions”).

CUSIP No. G21515104

The Transactions will be funded through a combination of (a) the proceeds from a committed senior term loan facility contemplated by a debt commitment letter dated November 13, 2020 (the “Debt Commitment Letter”) by and among Merger Sub and Ping An Bank Co., Ltd., Shanghai Branch and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (the “Arrangers” and “Underwriters”), (b) cash in the Issuer and its subsidiaries, (c) rollover securities of the Issuer from the Rollover Securityholders, which will be contributed to Parent and will be (i) cancelled without payment of any consideration therefor or (ii) converted into the same number of shares of the surviving company, at Parent’s discretion, with notice by Parent to the Issuer no later than the Effective Time, and (d) if any of the transactions contemplated by the applicable PWM SPA and Other SPAs (together, “Additional PWM SPAs”) or the Parfield SPA fails to consummate prior to the closing of the Merger, cash contributions contemplated by the applicable equity commitment letters, each dated as of November 19, 2020 (collectively, the “Equity Commitment Letters”), by and between Parent and each of Biomedical Treasure Limited (“Biomedical Treasure”), Biomedical Future Limited (“Biomedical Future”) and 2019B Cayman, and/or their respective affiliates.

Under the terms and subject to the conditions of the Debt Commitment Letter, the Arrangers and Underwriters have committed to arrange and underwrite a senior term loan facility of $1,100,000,000 to Merger Sub to consummate the Merger.

Under the terms and subject to the conditions of the Equity Commitment Letter by CC China (2019B) L.P., an entity affiliated with the Reporting Persons (“CCC Co-Investment”, and such Equity Commitment Letter, the “CITIC Equity Commitment Letter”), CCC Co-Investment will provide, or cause to be provided, equity financing to Parent in an amount of up to $145,220,040, which amount will automatically be reduced in the event that prior to the closing of the Merger, 2019B Cayman completes the acquisition of any Ordinary Shares from PWM pursuant to the PWM SPA or from Parfield pursuant to the Parfield SPA, by an amount equal to the product of (x) the number of Ordinary Shares so acquired multiplied by (y) the Per Share Merger Consideration.

Concurrently with the execution of the Merger Agreement, Beachhead, Double Double, Point Forward, Parfield, 2019B Cayman, Hillhouse, HH China Bio Holdings LLC (an affiliate of Hillhouse), V-Sciences Investments Pte Ltd (“V-Sciences”, which was previously defined in the Schedule 13D as “Temasek”), Mr. Chow, Biomedical Treasure, Biomedical Future, Biomedical Development Limited (“Biomedical Development”), Guangli Pang, Ming Yang, Gang Yang, Ming Yin and Bingbing Sun (each, a “Rollover Securityholder”), TB MGMT Holding Company Limited (“TB MGMT”), TB Executives Unity Holding Limited (“TB Executives”) and TB Innovation Holding Limited (“TB Innovation”) entered into a voting and support agreement dated as of November 19, 2020 (the “Support Agreement”) with Parent, pursuant to which each Rollover Securityholder agreed with Parent, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote its equity securities of the Issuer, together with any Ordinary Shares (whether or not subject to a restricted share award of the Issuer) acquired (whether beneficially or of record) by such Rollover Securityholder after the date hereof and prior to the earlier of the Effective Time and the termination of such Rollover Securityholder’s obligations under the Support Agreement, in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by the Merger Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to or at the Effective Time the rollover securities of the Issuer beneficially owned by such Rollover Securityholder.

Concurrently with the execution of the Merger Agreement, 2019B Cayman, TB MGMT, TB Executives, TB Innovation and each existing member of the Buyer Consortium entered into an amended and restated consortium agreement (the “A&R Consortium Agreement”) with Parent and Merger Sub, pursuant to which, among other things, (a) the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Buyer Consortium with respect to the Transactions, (b) each of TB MGMT, TB Executives and TB Innovation agreed to join the Buyer Consortium, (c) the parties thereto agreed that effective from the date of the A&R Consortium Agreement, all rights and obligations of CITIC Capital under the Consortium Agreement are assigned, novated and transferred to 2019B Cayman, and (c) in anticipation of consummation of the transactions contemplated by the Additional PWM SPAs, the parties thereto agreed to terminate certain provisions of the Consortium Agreement with respect to PWM in accordance with the terms of the A&R Consortium Agreement and PWM agreed to comply with its obligations under certain provisions of the A&R Consortium Agreement and the PWM Voting Undertaking (as defined below).

CUSIP No. G21515104

Concurrently with the execution of the Merger Agreement, each of Centurium, Parfield, 2019B Cayman, Hillhouse, V-Sciences, Biomedical Treasure, Biomedical Future, Biomedical Development and/or its affiliate(s) executed and delivered a limited guarantee (collectively, the “Limited Guarantees”) in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, PWM entered into a voting undertaking (the “PWM Voting Undertaking”), pursuant to which PWM agreed, among other things, subject to the terms and conditions of the PWM Voting Undertaking, to vote the equity securities of the Issuer beneficially owned by it in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

In connection with the entry into the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letters, the Support Agreement, the A&R Consortium Agreement, the Limited Guarantees and the PWM Voting Undertaking (collectively, the “Merger Documents”), the Issuer’s Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under, among other things, that certain confidentiality agreements, dated as of October 20, 2019, entered into by CCCP IV and the Issuer. The Issuer’s Board has also determined, among other things, that the parties to the waiver and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations (including entering into the agreements and consummating the transactions contemplated or referenced to) under, the Merger Documents.

The foregoing description of the Merger Agreement, the Support Agreement, A&R Consortium Agreement, the Limited Guarantees issued and delivered by CCCP IV and CCC Co-Investment, the CITIC Equity Commitment Letter and the Debt Commitment Letter do not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, the Support Agreement, A&R Consortium Agreement, the Limited Guarantees issued and delivered by CCCP IV and CCC Co-Investment, the CITIC Equity Commitment Letter and the Debt Commitment Letter, which are attached as exhibits hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer by each of the Reporting Persons as of the date hereof based upon the total number of 38,788,096 Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement.

CUSIP No. G21515104

			Number of Ordinary Shares Beneficially Owned by Each Reporting Person with:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
	(in Ordinary Shares)
2019B Cayman	3,743,868	9.7%	3,743,868	0	3,743,868	0
CCCP IV	3,743,868	9.7%	3,743,868	0	3,743,868	0
CCP IV GP	3,743,868	9.7%	3,743,868	0	3,743,868	0
CCPL	3,743,868	9.7%	3,743,868	0	3,743,868	0
CCHL	3,743,868	9.7%	3,743,868	0	3,743,868	0

2019B Cayman is the record holder of 3,743,868 Ordinary Shares. CCCP IV holds 92.9% of the equity interest in 2019B Cayman and CCC Co-Investment holds 7.1% of the equity interest in 2019B Cayman.

The sole general partner of CCCP IV is CCCP IV GP which is indirectly wholly owned by CCPL.

The sole general partner of CCC Co-Investment is CC (2019B) GP Ltd (the “CCC Co-Investment GP”).

CCPL is the sole shareholder of CCP IV GP and the sole shareholder of CCC Co-Investment GP.

CCHL owns 51% of the issued and outstanding ordinary shares of CCPL.

Each of CCCP IV, CCCP IV GP, CCPL, CCHL may be deemed to have beneficial ownership of the Ordinary Shares held of record by 2019B Cayman; however, each of CCPL and CCHL hereby expressly disclaims any such beneficial ownership.

Because of the arrangements in the A&R Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” may be deemed to beneficially own an aggregate of 26,528,890 Ordinary Shares, which represents approximately 68.3% of the total number of Ordinary Shares issued and outstanding as of November 19, 2020 as disclosed in the Merger Agreement. Neither the filing of this Amendment No. 9 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)            Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)            None.

(e)            Not applicable.

CUSIP No. G21515104

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

Item 4 above summarizes certain provisions of the Merger Documents and is incorporated herein by reference. Copies of the Merger Agreement, the Support Agreement, A&R Consortium Agreement, the Limited Guarantees issued and delivered by CCCP IV and CCC Co-Investment, the CITIC Equity Commitment Letter and the Debt Commitment Letter are attached as exhibits to this Schedule 13D, and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph thereof:

Exhibit 11	Merger Agreement, dated November 19, 2020, among the China Biologic Products Holdings, Inc. as the Issuer, CBPO Holdings Limited as Parent, and CBPO Group Limited as Merger Sub (incorporated by reference to Exhibit 1 to Amendment No. 15 to Schedule 13D filed by Centurium Capital Partners 2018, L.P. with the SEC on November 20, 2020)

Exhibit 12	Support Agreement, dated November 19, 2020, by and among CBPO Holdings Limited as Parent, the Rollover Securityholders defined therein, and other parties named therein (incorporated by reference to Exhibit 2 to Amendment No. 15 to Schedule 13D filed by Centurium Capital Partners 2018, L.P. with the SEC on November 20, 2020)

Exhibit 13	A&R Consortium Agreement, dated November 19, 2020, by and among members of the Buyer Consortium (incorporated by reference to Exhibit 3 to Amendment No. 15 to Schedule 13D filed by Centurium Capital Partners 2018, L.P. with the SEC on November 20, 2020)

Exhibit 14	Limited Guarantee, dated November 19, 2020, issued and delivered by CITIC Capital China Partners IV, L.P

Exhibit 15	Limited Guarantee, dated November 19, 2020, issued and delivered CC China (2019B) L.P.

Exhibit 16	Equity Commitment Letter, dated November 19, 2020, by and between CC China (2019B) L.P. and CBPO Holdings Limited

Exhibit 17	Debt Commitment Letter, dated November 13, 2020, by and among CBPO Group Limited as Merger Sub and Ping An Bank Co., Ltd., Shanghai Branch and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (incorporated by reference to Exhibit 5 to Amendment No. 15 to Schedule 13D filed by Centurium Capital Partners 2018, L.P. with the SEC on November 20, 2020)

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2020

2019B CAYMAN LIMITED

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

CITIC Capital China Partners IV, L.P.

By:	CCP IV GP LTD., its General Partner

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP IV GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to the Amendment No. 9 to Schedule 13D]